EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	6/30/2011	6/30/2011
EARNINGS
Income Before Income Taxes	$282,865	$195,613	$166,801	$201,263	$210,898	$240,838	$111,659
Fixed Charges (as below)	151,874	178,067	225,573	215,640	217,500	220,597	111,445
Total Earnings	$434,739	$373,680	$392,374	$416,903	$428,398	$461,435	$223,104

FIXED CHARGES
Interest Expense	$129,106	$165,405	$209,733	$202,426	$207,649	$210,218	$106,127
Credit for Allowance for Borrowed Funds Used During Construction	17,668	6,962	9,040	6,014	2,251	2,779	1,518
Estimated Interest Element in Lease Rentals	5,100	5,700	6,800	7,200	7,600	7,600	3,800
Total Fixed Charges	$151,874	$178,067	$225,573	$215,640	$217,500	$220,597	$111,445

Ratio of Earnings to Fixed Charges	2.86	2.09	1.73	1.93	1.96	2.09	2.00